Exhibit A-4

MIDSTREAM
Balance Sheet - Consolidating
December 31, 2002
(Unaudited)

	#	Cleco Midstream Resources LLC	Cleco Evangeline LLC	Cleco Marketing & Trading LLC	Cleco Generation Services LLC	Cleco Energy Consolidated	Acadia Power Holdings LLC	Perryville Consolidated	Cleco Business Development LLC	Cleco Columbian LLC	Eliminations and Reclassifications	Cleco Midstream Consolidated
ASSETS												
Current Assets												
Cash and Cash Equivalents		$ -	$ 999	$ -	$ -	$ (669)	$ -	$ -	$ -	$ -	$ -	$ 330
Restricted Cash, current portion		-	6,012,000	-	-	-	1,750,000	-	-	-	-	7,762,000
Customer Accounts Receivable		-	2,739,326	-	-	-	-	4,517,806	-	-	-	7,257,132
Customer Accts Rec Intercompany		1,827,442	3,031,303	16,414,516	1,283,593	4,488,851	3,277,155	46,379	1,009	864	(3,636,711)	26,734,401
Other Accounts Receivable		36,789	47,325	19,724,332	215,431	1,341,392	4,195	131,942	-	-	-	21,501,406
Notes Receivable		-	-	-	-	-	-	-	-	-	-	-
Notes Rec Intercompany		-	-	-	-	-	-	-	-	-	-	-
Taxes Receivable		711,678	-	897,427	-	2,474,699	-	4,023,801	9	-	(3,533,630)	4,573,984
Unbilled Revenues		-	162,641	-	-	4,012,468	-	-	-	-	-	4,175,109
Unbilled Rev Intercompany		-	-	-	-	-	-	-	-	-	-	-
Fuel Inventory		-	-	-	-	-	-	-	-	-	-	-
Materials Inventory		-	1,968,281	-	455	-	-	114,010	-	-	-	2,082,746
Margin Deposits		-	-	324,602	-	-	-	-	-	-	-	324,602
Risk Management Asset		-	-	260,300	-	-	-	-	-	-	(42,165)	218,135
Accum Def Fuel - Asset		-	-	-	-	-	-	-	-	-	-	-
Accum Current Deferred Taxes, net		641,864	-	512,594	398,056	59,543	-	-	-	-	(668,233)	943,824
Other Current Assets		-	-	-	-	75,148	-	-	-	-	-	75,148
Total Current Assets		3,217,773	13,961,875	38,133,771	1,897,535	12,451,432	5,031,350	8,833,938	1,018	864	(7,880,739)	75,648,817
Property, Plant & Equipment												
Property, Plant & Equipment		1,114,060	222,930,660	70,559	43,279	28,095,813	-	325,547,703	-	-	-	577,802,074
Accumulated Depreciation		(177,363)	(16,937,463)	(29,606)	(9,812)	(8,409,681)	-	(6,826,392)	-	-	-	(32,390,317)
Net Property, Plant & Equipment		936,697	205,993,197	40,953	33,467	19,686,132	-	318,721,311	-	-	-	545,411,757
Goodwill		-	-	-	-	-	-	-	-	-	-	-
Construction Work-In-Progress		19,826	634,912	15,971	38,562	645,119	-	157,775	-	-	-	1,512,165
Total PP&E		956,523	206,628,109	56,924	72,029	20,331,251	-	318,879,086	-	-	-	546,923,922
Investment in Subsidiary												
Investment Consolidated		116,678,267	-	-	-	-	-	-	-	-	(116,678,267)	-
Investment Equity		-	-	-	-	697,015	272,991,148	-	-	-	-	273,688,163
Total Investment in Subsidiary		116,678,267	-	-	-	697,015	272,991,148	-	-	-	(116,678,267)	273,688,163
Other Assets												
Prepayments		285,974	16,143,351	5,366	1,612	150,035	-	4,789,242	-	-	-	21,375,580
Operating Lease Asset		-	10,369,759	-	-	-	-	-	-	-	-	10,369,759
Restricted Cash, less current portion		-	23,677,446	-	-	9,173	-	22,214,079	-	-	-	45,900,698
Regulatory Assets-Def Taxes		-	-	-	-	-	-	-	-	-	-	-
Other Deferred Charges		573,866	3,705,355	193,736	234,291	40,188	-	292,970	2	-	-	5,040,406
Accum Lg-Term Deferred Inc Taxes, net		59,792	-	-	1,222,744	-	-	-	2	-	(1,282,538)	-
Total Other Assets		919,632	53,895,911	199,102	1,458,647	199,396	-	27,296,291	2	-	(1,282,538)	82,686,443
TOTAL ASSETS		$ 121,772,195	$ 274,485,895	$ 38,389,797	$ 3,428,211	$ 33,679,094	$ 278,022,498	$ 355,009,315	$ 1,020	$ 864	$ (125,841,544)	$ 978,947,345
LIABILITIES												
Current Liabilities												
Short-Term Debt		$ 36,750,000	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 36,750,000
Short-Term Debt Intercompany		1,270,921	(5,943,190)	273,510	(1,192,417)	9,944,497	268,049,206	(2,940,049)	-	-	-	269,462,478

MIDSTREAM
Balance Sheet - Consolidating
December 31, 2002
(Unaudited)

	#	Cleco Midstream Resources LLC	Cleco Evangeline LLC	Cleco Marketing & Trading LLC	Cleco Generation Services LLC	Cleco Energy Consolidated	Acadia Power Holdings LLC	Perryville Consolidated	Cleco Business Development LLC	Cleco Columbian LLC	Eliminations and Reclassifications	Cleco Midstream Consolidated
Lg-Term Due in 1 Year		-	6,012,000	-	-	-	-	14,187,577	-	-	-	20,199,577
Accounts Payable		699,380	1,453,454	20,485,242	920,681	6,705,932	-	4,504,605	-	-	-	34,769,294
Retainage		-	6,232,253	-	-	-	-	-	-	-	-	6,232,253
Accrued Payroll		66,955	-	51,842	167,391	51,604	-	-	-	-	-	337,792
Customer Payable Intercompany		625,591	2,192,757	16,249,992	1,054,436	10,846,830	1,774,042	2,395,223	50	864	(3,706,448)	31,433,337
Customer Deposit		-	-	-	-	18,111	-	-	-	-	-	18,111
Taxes Accrued		-	1,057,586	-	183,160	-	2,292,885	-	-	-	(3,533,631)	-
Interest Accrued		142,917	6,418,401	-	-	-	13,983	62	-	-	69,738	6,645,101
Accum Def Fuel - Liability		-	-	-	-	-	-	-	-	-	-	-
Risk Management Liability		-	-	372,997	-	44,445	-	-	-	-	(42,165)	375,277
Accum Current Deferred Taxes, net		-	668,233	-	-	-	-	-	-	-	(668,233)	-
Other Current Liabilities		-	-	-	-	-	-	-	-	-	-	-
Total Current Liabilities		39,555,764	18,091,494	37,433,583	1,133,251	27,611,419	272,130,116	18,147,418	50	864	(7,880,739)	406,223,220
Deferred Credits												
Accum Lg-Term Deferred Inc Taxes, net		-	8,008,628	185,122	-	957,519	18,822	20,742,756	-	-	(1,282,538)	28,630,309
Accum Def Investment Tax Credit		-	-	-	-	-	-	-	-	-	-	-
Regulatory Liab - Def Taxes		-	-	-	-	-	-	-	-	-	-	-
Other Deferred Credits		613,914	188,693	530,542	2,110,607	70,030	-	209,438	-	-	-	3,723,224
Total Deferred Credits		613,914	8,197,321	715,664	2,110,607	1,027,549	18,822	20,952,194	-	-	(1,282,538)	32,353,533
Long-Term Debt, net		-	202,750,000	-	-	-	-	230,421,738	-	-	-	433,171,738
TOTAL LIABILITIES		40,169,678	229,038,815	38,149,247	3,243,858	28,638,968	272,148,938	269,521,350	50	864	(9,163,277)	871,748,491
EQUITY												
Preferred Stock												
Not Subject to Mandatory Redemption		-	-	-	-	-	-	-	-	-	-	-
Def Stock - Preferred Stock Held by ESOP		-	-	-	-	-	-	-	-	-	-	-
Total Preferred Stock		-	-	-	-	-	-	-	-	-	-	-
Common Stock & Mbrs' Equity												
Common Stock		-	-	-	-	-	-	-	-	-	-	-
Premium on Capital Stock		-	-	-	-	-	-	-	-	-	-	-
Capital Stock Expense		-	-	-	-	-	-	-	-	-	-	-
Members' Equity		81,699,072	45,447,080	288,582	238,339	5,040,126	5,873,560	85,487,965	970	-	(116,678,267)	107,397,427
Lg-Term Debt Payable Common Stock		-	-	-	-	-	-	-	-	-	-	-
Retained Earnings		-	-	-	-	-	-	-	-	-	-	-
Other Comprehensive Income		(96,555)	-	(48,032)	(53,986)	-	-	-	-	-	-	(198,573)
Treasury Stock		-	-	-	-	-	-	-	-	-	-	-
Total Common Stock & Mbrs' Equity		81,602,517	45,447,080	240,550	184,353	5,040,126	5,873,560	85,487,965	970	-	(116,678,267)	107,198,854
TOTAL EQUITY		81,602,517	45,447,080	240,550	184,353	5,040,126	5,873,560	85,487,965	970	-	(116,678,267)	107,198,854
TOTAL LIABILITIES & EQUITY		$ 121,772,195	$ 274,485,895	$ 38,389,797	$ 3,428,211	$ 33,679,094	$ 278,022,498	$ 355,009,315	$ 1,020	$ 864	$ (125,841,544)	$ 978,947,345

02/28/2003 8:52 AM